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                          May 19, 2023

       Dr. Georges Karam
       Chief Executive Officer
       SEQUANS COMMUNICATIONS
       15-55 boulevard Charles de Gaulle
       92700 Colombes, France

                                                        Re: SEQUANS
COMMUNICATIONS
                                                            Registration
Statement on Form F-3
                                                            Filed May 12, 2023
                                                            File No. 333-271884

       Dear Dr. Georges Karam:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Brett Cooper